                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                             -----------------------

                                SCHEDULE 14D-9/A
                               (Amendment No. 2)

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                             -----------------------

                                 RENO AIR, INC.
                                 --------------
                            (Name of Subject Company)


                                 RENO AIR, INC.
                                 --------------
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, PAR VALUE $.01 PER SHARE
           SERIES A CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                            PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   759741101
                                      AND
                                   759741705
                    ((CUSIP) Number of Class of Securities)

                             -----------------------
                                STEVEN A. ROSSUM
                              SENIOR VICE PRESIDENT,
                                GENERAL COUNSEL,
                             AND CORPORATE SECRETARY
                                 RENO AIR, INC.
                                 220 EDISON WAY
                               RENO, NEVADA 89502
                            TELEPHONE: (775) 954-5000
                 ------------------------------------------------
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                   on behalf of the person(s) filing statement)

                                  Copies to:
                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                            1 Chase Manhattan Plaza
                              New York, NY 10005
                                (212) 530-5000

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        This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 24, 1998 (as amended and supplemented, the "Schedule 14D-9") by Reno Air, Inc., a Nevada corporation (the "Company"), with respect to the offer by Bonanza Acquisitions, Inc., a Nevada corporation ("Purchaser") and a wholly-owned subsidiary of American Airlines, Inc., a Delaware corporation and a wholly-owned subsidiary of AMR Corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on November 24, 1998, as the same may be amended from time to time, to purchase all of the issued and outstanding shares of (i) Common Stock, par value $.01 per share, of the Company (the "Common Stock") at a price of $7.75 per share of Common Stock (or any greater amount paid per share of Common Stock pursuant to the Offer (as defined below)) and (ii) Series A Cumulative Convertible Exchangeable Preferred Stock, par value $.001 per share, of the Company (the "Preferred Stock") at an initial price of $27.50 per share of Preferred Stock and thereafter declining as provided in the Offer (or any greater amount paid per share of Preferred Stock pursuant to the Offer) plus accrued and unpaid dividends thereon, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 24, 1998, and the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used herein but not defined herein have the same meanings ascribed to them in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

        Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

        At 12:00 midnight, New York City time, on Tuesday, December 22, 1998, the Offer expired. Based on a preliminary count, approximately 9,194,514 shares of Common Stock were tendered, of which 571,081 shares were tendered pursuant to notice of guaranteed delivery, and approximately 1,454,283 shares of Preferred Stock were tendered, of which 43,793 shares were tendered pursuant to notice of guaranteed delivery. The shares of Common Stock tendered constituted approximately 84.5% of the outstanding shares of Common Stock. The shares of Preferred Stock tendered constitute approximately 100% of the outstanding shares of Preferred Stock.

        All shares of Common Stock and Preferred Stock validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.
 A copy of a joint press release announcing the expiration of the Offer and the acceptance of validly tendered shares of Common Stock and Preferred Stock is attached hereto as Exhibit (a)(9).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:


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BOARD OF DIRECTORS

        Pursuant to Section 6.03 of the Merger Agreement, following the purchase of the shares of Common Stock by Purchaser pursuant to the Offer, on December 23, 1998 Purchaser designated the following four individuals for election as directors of the Company: Gerard J. Arpey, Jeffrey C. Campbell, Donald J. Carty and Charles D. MarLett. In addition, Purchaser requested that the Company reduce the size of the Board of Directors from nine to seven members. Effective December 23, 1998, the following six members of the Board of Directors resigned: Lee M. Hydeman, Donald L. Beck, Joe M. Kilgore, Emmett
E. Mitchell, Wayne L. Stern, M.D. and Agnieszka Winkler. Thereafter, on such date, Barrie K. Brunet, James T. Lloyd and Joseph R. O'Gorman, the remaining members of the Board of Directors of the Company, took action by written consent to reduce the size of the Board of Directors from nine to seven members and to appoint the four Purchaser designees to the Board of Directors of the Company.

CONVERTIBLE NOTES

        Pursuant to Section 6.10 of the Merger Agreement, on December 23, 1998, the Company called for the redemption of the 9% Senior Convertible Notes due September 30, 2002 in accordance with their terms on the thirtieth day following the notice of redemption.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented to add the following:

Exhibit Number  Description
--------------  -----------

Exhibit (a)(9)  Text of press release issued by American Airlines, Inc. and
                Reno Air, Inc. on December 23, 1998.



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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 1998



                                       RENO AIR, INC.

                                       By: /s/ STEVEN A. ROSSUM
                                          ----------------------------------
                                          Name:  Steven A. Rossum
                                          Title: Senior Vice President,
                                                   General Counsel, and
                                                   Corporate Secretary








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